RICHARD A. BACHMANN	Direct (504) 799-1944
Chairman &	Fax (504) 799-1901
Chief Executive Officer	bachmann@eplweb.com

To: All EPL Employees	November 9, 2006

As an EPL employee and stockholder, you have probably received a lot of materials recently related to ATS’s effort to remove our experienced and highly qualified Board of Directors. ATS is pursuing this campaign in an attempt to force through its $23 per share offer, a price which was found inadequate by our Board and which fewer than one percent of our stockholders have accepted to date. Many of you have asked for additional information about what you can be doing with these materials to help protect your rights and interests as EPL stockholders, so a further clarification follows below.

It is likely that you have already received a gold consent card from ATS and a WHITE consent revocation card from EPL. In order to show your support for our Board’s effort to ensure a fair and thorough process to maximize value, all you need to do is 1) throw out any gold card you may have received from ATS and 2) sign EPL’s WHITE management revocation card today and return it immediately. If for some reason you have already signed and mailed a gold consent card but wish to change your vote, you can still do so by signing and mailing the WHITE consent revocation card today. If you have any questions or need additional assistance, we urge you to call our proxy solicitor, MacKenzie Partners, toll-free at (800) 322−2885 or at 212-929-5500.

On our recent earnings call, we noted that the process of exploring our strategic options that we initiated last month is well underway. Multiple parties have already signed confidentiality agreements with us, and we are entertaining interest from others. We are committed to seeing this process through to a full and fair conclusion. ATS’s refusal to extend its self-imposed November 17 deadline is, in the judgment of the Board, inconsistent with that goal.

As we continue down this path, we are pleased that the nation’s two leading independent proxy advisors, Institutional Shareholder Services (ISS) and Glass Lewis, agree that our Board is taking the right steps to maximize value for our stockholders. Both of these respected firms, which provide voting recommendations to a number of large U.S. investment funds, have recommended that EPL stockholders reject the ATS consent solicitation.

Finally, and most importantly, I want to thank all of you for your continued commitment and dedication to this great company. I am extremely proud of what we have built together. Every one of you has worked tirelessly during this difficult time to keep the drill bit turning to the right and get production levels up.

Thank you again for your continued support,

/s/ Rick Bachmann
Rick Bachmann